UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Alpine Global Premier Properties Fund

(Name Of Subject Company (Issuer) And Filing Person (Offeror))

Common Shares of Beneficial Interest

(Title of Class of Securities)

02083A 10 3

(CUSIP Number of Common Shares)

Alpine Woods Capital Investors, LLC

2500 Westchester Avenue, Suite 215

Purchase, New York 10577

914-251-0880

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

David K. Boston, Esq.

Rose F. DiMartino, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, New York 10019

CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee**
$141,613,452	$16,229

*

The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase up to 21,489,143 common shares, no par value, at a tender offer price equal to 95% of the net asset value per share (“NAV”), assuming a NAV per share of $7.01, which was the NAV on May 14, 2012.

* *

The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 3 for fiscal year 2012, equals $114.60 per million dollars of the value of the transaction, based on a tender offer price equal to 95% of NAV, assuming a NAV per share of $7.01, which was the NAV on May 14, 2012.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid:	$16,229	Filing Party:	Alpine Global Premier Properties Fund
	Form or Registration No.:	Schedule TO	Date Filed:	May 17, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
	☐	third-party tender offer subject to Rule 14d-1.
	☒	issuer tender offer subject to Rule 13e-4.
	☐	going-private transaction subject to Rule 13e-3.
	☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
	☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
	☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

AMENDMENT NO. 1 TO TENDER OFFER STATEMENT

This Amendment No. 1 hereby amends and supplements the Tender Offer Statement on Schedule TO initially filed by Alpine Global Premier Properties Fund, a Delaware closed-end management investment company (the “Fund”), with the Securities and Exchange Commission on May 17, 2012 (as amended hereby, the “Schedule TO”). The Schedule TO relates to an offer by the Fund to purchase for cash up to 21,489,143 of its issued and outstanding common shares at a price equal to 95% of the net asset value per common share, determined as of the close of the regular trading session of the New York Stock Exchange, the principal market on which the shares are traded, on June 18, 2012, the business day immediately following the day the offer expired. The offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 17, 2012, and in the related Letter of Transmittal, copies of which were filed as Exhibits to the Schedule TO.  Filed herewith as Exhibit (a)(5)(ii) is a copy of the press release issued by the Fund dated June 18, 2012 announcing the preliminary results of the offer and the information contained therein is incorporated herein by reference.

Except as amended herein, the information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference in answer to the items required to be disclosed in this Schedule TO.

ITEM 12.                                              EXHIBITS

(a)(1)(i)	Offer to Purchase, dated May 17, 2012.*

(a)(1)(ii)	Form of Letter of Transmittal (including IRS Form W-9 and Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9).*

(a)(1)(iii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(iv)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Letter to Shareholders.*

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(i)	Press Release, dated May 17, 2012.*

(a)(5)(ii)	Press Release, dated June 18, 2012.

(b)	U.S. PB Agreement, dated December 1, 2010, by and between the Fund and BNP Paribas Prime Brokerage International, Ltd.*

(d)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

*  Previously filed.

ITEM 13.                                              INFORMATION REQUIRED BY SCHEDULE 13E-3

Not applicable.

2

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

ALPINE GLOBAL PREMIER PROPERTIES FUND

Dated: June 18, 2012	By:	/s/ Ronald G. Palmer, Jr.
	Name:	Ronald G. Palmer, Jr.
	Title:	Chief Financial Officer

3